Your in-game video, AI style



sportsvisio.com   Boston, MA

Highlights

1   Proprietary AI in Production

2   Over 100 Active Customers

3   Over 15,000 Users

4   12 Month growth from $10k to $800k ARR

5   Targeting $2.5M ARR by End of 2025 (not guaranteed)

Featured Investor



Stephen Mugford
Syndicate Lead

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Invested $100,000 ⓘ

"I am a former corporate executive and a serial investor in new business startups including an AI SaaS business and a sports business focused on adult social sports leagues. I was introduced to SportsVisio through the context of the adult social sport business. Highlights and video content is an extremely important part of sports, ranging from youth club teams, schools and universities all the way through to the professional level. The ability to use ai to cost effectively bring personalized powerful video content in a timely manner to athletes of all ages and ambitions is a huge opportunity. The team at SportsViso comes from an impressive background of tech driven innovators, able to bring a vision to life and transform the status quo. And the traction that team has made turning an idea into a product, signing up early users, and establishing a distinct place in the industry is compelling. I am excited to work with the team and watch and support them as they push the frontier of AI. Edited and enabled content in the realm of sports and engaging athletes and their families more deeply than ever before."

Our Team



Jason Syversen CEO

Hacker, tech entrepreneur, investor, board member and philanthropist. Passion for making a difference in the world through tech/innovation, startups, creating value and giving back. 8 digit exit from Siege Technologies.



Dan Oblinger CTO

Ex Darpa and IBM Research. Holds 18 patents in AI Research. Multiple successful exists: Aeolus Robotics and Analytics Fire.



Sam Corbett COO

Former CEO at Siege Technologies. Has worked in a startup every year of his professional life.



Sean O'Connor CRO



Former Global Director at Microsoft where he launched new markets and incubated new products. Active soccer and basketball coach.

Lets go!

We're building this for you. Now you can own a piece of it.

We just closed our Seed Extension round in April, and we've saved a small allocation for the people who've helped us get here: *our community of coaches, players, parents, and sports fans.*

From day one, SportsVisio has been about leveling the playing field by giving every athlete, coach, and parent access to the kind of tools once reserved for the pros. Now we're inviting you to invest alongside our existing backers and own a piece of the future we're building together.

Whether you've used the app, shared a highlight, or coached a team using SportsVisio, you've helped shape this vision in a meaningful way. And now, we'd love for you to be part of our next chapter. As a user. As an owner.

Let's build the future of sports *together.*

Business information:

SportsVisio delivers accurate AI powered sports analytics and rich video highlights to teams, their players and coaches, through a set of proprietary and bespoke algorithms. The initial sport, basketball, is being delivered to a global audience of adult and amateur club teams. A volleyball product launched in early 2025 targeting the youth amateur audience for both sand and indoor. IP has already been developed for future sport launches: baseball, racquet sports and field sports including soccer. The team has developed a robust three tiered B2B that allows direct sales, partner sales and scaled self serve sales motions.